Corporate & Shareholder Services

April 27, 2006

Filed Via SEDAR

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorite des marches Financiers

Nova Scotia Securities Commission

Toronto Stock Exchange

Dear Sirs:

Subject:

Enterra Energy Trust (the “Trust”)

We hereby confirm the following materials were sent by prepaid first class mail on April 25, 2006 to the registered Unitholders of the Trust:

1.

2005 Annual Report

2.

Notice of Annual General and Special Meeting / Management Information Circular dated May 18, 2006

3.

Form of Proxy

4.

2006 NI 51-102 Mail List Card

5.

Proxy Return Envelope

We further confirm that copies of items 1 - 5 excluding item 3 were sent by prepaid first class mail on April 25, 2006  to the holders of Enterra Production Corp. Series B Exchangeable Shares, as well as a copy of the following:

6.

Enterra Production Corp. Voting Direction Form

We further confirm that copies of the items 1 - 5 excluding item 3 were sent by prepaid first class mail on April 25, 2006 to the holders of Enterra Energy Corp. Series A Exchangeable Shares, as well as a copy of the following:

7.

Enterra Energy Corp. Voting Direction Form

We further confirm that copies of items 1 - 5 were sent by courier on April 24, 2006 to each intermediary holding units of the Trust who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are filing this material with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

“signed Curtis Evans”

Curtis Evans

Corporate Administrator

Corporate & Shareholder Services

Direct Dial: (403) 261-6105

cc:	Enterra Energy Trust Attention: Laurelle Funk

2300, 125 – 9th Avenue SE, Calgary, AB  T2G 0P6  Tel. (403) 261-0900 Fax (403) 265-1455